
RECD S.E.C.
NOV 2 1 2005
1086

Act: 1933
Section:
Rule: 174 (B)
Public
Availability: 11/17/2005

November 17, 2005

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE


05071982

RE: Shire Pharmaceuticals Group Plc and Shire Plc
Incoming letter dated November 17, 2005

Based on the facts presented, the Division's views are as stated below. Capitalized terms have the same meanings defined in your letter.

PROCESSED
JAN 09 2006
THOMSON
FINANCIAL

1. Without necessarily agreeing with your analysis, the Division will not object if New Shire files post-effective amendments to Shire's currently effective registration statements on Form S-3, Form S-4 and Form S-8, under Rule 414.

2. After the Reorganization, New Shire may take into account Shire's reporting history under the Securities Exchange Act of 1934 in determining its eligibility to use Form S-3, S-4 and S-8.

3. Shire's Exchange Act reporting history may be taken into account in determining whether New Shire satisfies Rule 144(c)(1). Average weekly reported trading volume in Shire's common stock during the time periods specified in Rule 144(e)(1) may be taken into account in determining the limitation on the amount of securities that may be sold pursuant to Rule 144(e). Also, persons who receive New Shire ordinary shares in exchange for Shire ordinary shares may take into account the periods during which they held the Shire ordinary shares for the purpose of calculating their holding periods for New Shire ordinary shares pursuant to Rule 144(d) under the Securities Act.

4. After the Reorganization, New Shire may rely on Rule 12g-3(a) to register its common stock under the Exchange Act.

5. Persons who have filed ownership reports on Schedule 13D or 13G for Shire's ordinary shares will not be required to file any additional or amended statements of Schedule 13D or 13G as a result of the Reorganization, provided they note in their next subsequent filing that New Shire is the successor to Shire.

6. Based on the facts presented, the Division will not recommend enforcement action if (1) New Shire does not register under the Securities Act its guarantees of Shire's obligations under the Convertible Notes and the preference shares issuable by Shire Finance and presently guaranteed by Shire; and (2) New Shire does not qualify the supplemental indenture under the Trust Indenture Act in connection with its guarantee of its obligations under the Convertible Notes. In arriving at these positions, we have noted in particular your representation that New Shire intends to deliver to the trustee an opinion of counsel that the indenture governing



the Convertible Notes authorizes the trustee to enter into a supplemental indenture without the vote or consent of the holders of the Convertible Notes for the purposes of evidencing New Shire's guarantee of Shire's obligations thereunder, and that no vote or consent of Shire security holders will be sought, and no consideration will be paid to New Shire, in connection with the issuance of the additional guarantee of the preference shares by New Shire.

7. New Shire may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Rule 174(b) exemption from the prospectus delivery requirement of Section 4(3) of the Securities Act.

You have not requested that the Division confirm your views on the availability of the exemption from registration provided by Section 3(a)(10). Consequently, the Division does not express any view on that aspect of the Reorganization.

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require different conclusions. The responses regarding registration under the Securities Act and qualification under the Trust Indenture Act express the Division's position on enforcement action only and do not purport to express a legal position on the questions presented.

Sincerely,



Michael Coco
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

David M. Wells
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG
United Kingdom

November 17, 2005

Re: Shire Pharmaceuticals Group Plc and
Shire Plc

Dear Mr. Wells:

In regard to your letter of November 17, 2005 our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

15, AVENUE MATIGNON
75008 PARIS

99 GRESHAM STREET
LONDON EC2V 7NG
TELEPHONE 020 7 418 1300
FAX 020 7 418 1400

WRITER'S DIRECT

020 7418 1320

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

November 17, 2005

Re: **Shire Pharmaceuticals Group Plc and Shire Plc**

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Ladies and Gentlemen:

We are writing on behalf of Shire Pharmaceuticals Group Plc ("**Shire**"), a public limited company organized under the laws of England and Wales, and its proposed new holding company, Shire Plc ("**New Shire**"), in connection with a proposed capital reorganization of Shire (the "**Reorganization**") in which New Shire will become the new listed public holding company organized under the laws of England and Wales above Shire. In relation to the Reorganization, we respectfully seek your confirmation that the staff (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") will not recommend enforcement action under the Securities Act of 1933, as amended (the "**Securities Act**"), the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), or the Trust Indenture Act of 1939, as amended (the "**Trust Indenture Act**"), along with, in each case, the rules and regulations promulgated thereunder, if Shire and New Shire take the actions or proceed as described in this letter, and that the Staff concurs with our interpretations that:

- New Shire will be considered a successor issuer of Shire for purposes of Rule 414 under the Securities Act ("**Rule 414**") and may file post-effective amendments, where appropriate, to make use of Shire's then-effective Securities Act registration statements;

- the activities and status of Shire prior to the Reorganization may be considered in determining whether the requirements for the use of

THE PRINCIPAL PLACE OF BUSINESS OF THE PARTNERSHIP IN GREAT BRITAIN IS THE ADDRESS SET FORTH ABOVE AT WHICH A LIST OF THE PARTNERS' NAMES IS OPEN FOR INSPECTION.

various forms of registration statements under the Securities Act, including Forms S-3, S-4 and S-8, are met by New Shire;

- Shire's prior activities and the most recent report or statement published by Shire prior to the Reorganization and the average weekly reported trading volume in Shire's common stock during the time periods specified in Rule 144 under the Securities Act ("**Rule 144**") may be taken into account in determining whether New Shire has complied with the current public information requirements of Rule 144(c)(1) and the limitation on the amount of New Shire ordinary shares that may be sold pursuant to Rule 144(e), and the holders of New Shire ordinary shares that constitute "restricted securities" under Rule 144 may include the period they held Shire ordinary shares in determining whether they meet the holding period requirements of Rule 144 as calculated in accordance with Rule 144(d);

- New Shire may rely on Rule 12g-3(a) to register New Shire's ordinary shares under the Exchange Act;

- persons who have filed statements on Schedule 13D or 13G reporting ownership interests in Shire's ordinary shares will not be required to file any additional or amended statements or forms as a result of the Reorganization, but may note in their next filings that New Shire is the successor to Shire;

- in connection with New Shire's guarantee of the Convertible Notes (as defined below), the execution of a supplemental indenture and guarantee by New Shire will not involve any "offer," "offer to sell," "offer for sale" or "sale" within the meanings of such terms as used in Section 2(a)(3) of the Securities Act that would require registration of such guarantee under the Securities Act or qualification of the supplemental indenture under the Trust Indenture Act; and

- with respect to the secondary trading market for New Shire ordinary shares issued in connection with the Reorganization, the prospectus delivery requirements of Section 4(3) of the Securities Act will not apply except as described below.

We note that the Staff has granted relief similar to that requested by this letter in several holding company formations and reincorporation transactions involving domestic and foreign companies, consummated both with and without shareholder approval. *See, e.g., Aether Systems, Inc. no-action letter (available April 26, 2005) ("**Aether**"); Matria Healthcare Inc. no-action letter (available February 10, 2005) ("**Matria**"); The News Corporation Limited no-action letter* *(available November 3, 2004) ("**TNCL**"); Johnson Controls Inc. no-action letter (available October 1, 2004) ("**Johnson**"); Russell Corporation no-action letter (available March 18, 2004) ("**Russell**"); Ampco-Pittsburgh Corporation no-action letter (available January 22, 2004) ("**Ampco-Pittsburgh**"); Weatherford International, Inc. and Weatherford International, Ltd. no-action letter (available June 26, 2002) ("**Weatherford**"); Nabors Industries, Inc. and Nabors Industries Ltd. no-action letter (available April 29, 2002) ("**Nabors**"); Reliant Energy, Incorporated no-action letter (available December 21, 2001) ("**Reliant**"); NUI Corporation no-action letter (available December 22, 2000) ("**NUI**"); T. Rowe Price Associates, Inc. no-action letter (available April 28, 2000) ("**T. Rowe Price**"); IPC Information Systems, Inc. no-action letter (available May 20, 1999) ("**IPC**"); Central Maine Power Company no-action letter (available October 28, 1998) ("**Central Maine**"); Startec Global Communications Corporation no-action letter (available July 1, 1998) ("**Startec**"); El Paso Natural Gas Company no-action letter (available May 21, 1998) ("**El Paso**"); Payless ShoeSource, Inc. no-action letter (available April 20, 1998) ("**Payless**");* and *Halliburton Company no-action letter (available December 11, 1996) ("**Halliburton**").*

I. Background

Shire and its subsidiaries comprise a global pharmaceutical company with a strategic focus on meeting the needs of the specialist physician. Shire has a particular interest in innovative therapies that are prescribed by specialist doctors as opposed to primary care physicians.

Shire is a "foreign private issuer" as defined in Rule 3b-4 of the Exchange Act. The ordinary shares of Shire are traded on the London Stock Exchange and American Depositary Shares ("**ADSs**"), each representing three ordinary shares of Shire, are included for trading in the NASDAQ National Market ("**Nasdaq**"). The ordinary shares of Shire are registered pursuant to Section 12 of the Exchange Act. The ordinary shares of New Shire and its ADSs, each representing three ordinary shares of New Shire, will be similarly traded and, by virtue of Rule 12g-3 under the Exchange Act, registered under such Act.

Shire currently has the following registration statements effective under the Securities Act:

1. Form S-8 (File No. 333-9168) (relating to Employee Stock Purchase Plan; Executive Share Option Scheme; Pharmavene Stock Option Plan; Shire Holdings Limited Share Option Scheme; 1993 Richwood Stock Option Plan; 1995 Richwood Stock Option Plan);

2. Form S-8 (File No. 333-93543) (relating to Roberts Pharmaceutical Corporation 1996 Equity Incentive Plan; Roberts Pharmaceutical Corporation Incentive Stock Option Plan);

3. Form S-8 (File No. 333-60952) (relating to BioChem Pharma Inc. Directors, Officers, Employees and Consultants Stock Option Plan, as amended; BioChem Pharma Inc. Deferred Share Unit Plan for Key Employees; BioChem Pharma Inc. Deferred Share Unit Plan for Non-Employee Directors);

4. Form S-8 (File No. 333-91552) (relating to Shire US Inc. 401(k) Savings Plan);

5. Form S-8 (File No. 333-111108) (relating to Shire Pharmaceuticals 2003 Deferred Bonus Plan);

6. Form S-8 (File No. 333-111579) (relating to Shire Pharmaceuticals Group plc 2000 Executive Share Option Scheme);

7. Form S-3 (File No. 333-72862) (relating to 2.00% Guaranteed Convertible Senior Notes due 2011 issued by Shire Finance Limited); and

8. Form S-4 (File No. 333-55696) (relating to exchangeable shares issued in connection with the acquisition of Biochem Pharma Inc. in 2001).

In addition, the depositary for the Shire ADSs has effective under the Securities Act a registration statement on Form F-6 relating to such ADSs. It is expected that the depositary will publicly file a registration statement on Form F-6 relating to the New Shire ADSs in sufficient time for such registration statement to be declared effective on the effective date of the Reorganization.

As of July 31, 2005, Shire had issued and outstanding approximately $116,000 aggregate principal amount of 2.00% Guaranteed Convertible Senior Notes due August 21, 2011 (the "**Convertible Notes**"), issued by its wholly owned subsidiary, Shire Finance Limited, a Cayman Islands limited company ("**Shire Finance**"). The Convertible Notes and an indeterminate number of shares of Shire issuable pursuant to the terms thereof are registered on an effective shelf registration statement on Form S-3 (File No. 333-72862).

II. The Reorganization

(a) Purpose and Structure

Under U.K. law, a company may only pay dividends from its distributable reserves, which consist of the portion of its capital and reserves that exceeds its non-distributable reserves. A company's non-distributable reserves include, among other items, the total nominal value of the company's ordinary shares. Shire has comparatively small distributable reserves, which could restrict its ability to pay dividends in the future. Under U.K. law, subject to necessary court and other approvals, a company may increase its distributable reserves by reducing the nominal value of its ordinary shares, effectively reallocating reserves from a non-distributable reserves account into a distributable reserves account.

In the case of Shire, since it is not practical for Shire itself to generate the desired distributable reserves capacity simply through a reduction of the nominal value of its ordinary shares, it has proposed the Reorganization, which involves the creation of a new parent holding company, New Shire, pursuant to which New Shire will be able to create the desired level of distributable reserves capacity.

The basic structure of the Reorganization will involve: (1) the cancellation of all issued ordinary shares of Shire; (2) the issuance by Shire, solely to New Shire, of new ordinary shares equal in number to the Shire ordinary shares cancelled, resulting in Shire becoming a wholly owned subsidiary of New Shire; and (3) the issuance by New Shire of New Shire ordinary shares to the former shareholders of Shire in consideration for the cancellation of the Shire ordinary shares held by them. In connection with the Reorganization, it is expected that the former shareholders of Shire will initially receive New Shire ordinary shares with a nominal value of £3.50 per ordinary share, which is higher than the £0.05 nominal value of their Shire ordinary shares. Shortly thereafter, and in connection with the Reorganization, New Shire will undertake the capital reduction (the "**Capital Reduction**") pursuant to which the nominal value of the New Shire ordinary shares is expected to be decreased from £3.50 per ordinary share to £0.05 per ordinary share. The Reorganization and subsequent Capital Reduction will result in the creation of distributable reserves of New Shire equal to the aggregate amount of the reduction in nominal value of the New Shire ordinary shares issued at the time of the Reorganization. These distributable reserves will be significantly larger than Shire's current distributable reserves and will be available for dividends and for other corporate purposes.

The Reorganization is to be effected by way of a scheme of arrangement between Shire and its shareholders under Section 425 of the United Kingdom Companies Act 1985 (the "**Scheme of Arrangement**"). We are advised by Shire's English counsel that the Scheme of Arrangement requires, among other things, the sanction of the High Court of Justice of England and Wales (the "**High Court**") at a court hearing, which is expected to be held on or about November 24, 2005. Assuming the High Court sanctions the Scheme of Arrangement at such hearing, the Scheme of Arrangement is expected to become effective and trading in New Shire ordinary shares and ADSs is expected to begin on or about November 25, 2005.

Documents describing the Reorganization and the Capital Reduction were sent to holders of Shire ordinary shares and ADSs on or about September 26, 2005. These documents include a shareholders' circular and prospectus prepared under the rules of the U.K. Listing Authority and English law, which also contained additional information for U.S. shareholders relating to the mechanics of the ADS deposit facility and disclosure regarding Shire's reliance on the exemption from registration under Section 3(a)(10) of the Securities Act.

The Capital Reduction to occur shortly after the Reorganization, as described above, will be undertaken pursuant to a second court order, which can only be issued subsequent to a hearing, which is expected to be held on or about November 28, 2005.

In connection with the Restructuring, New Shire will fully and unconditionally guarantee the Convertible Notes, including due and punctual payment of the principal of (and premium, if any) and interest on all of the Convertible Notes. New Shire and Shire will execute a supplemental indenture to the indenture relating to the Convertible Notes to provide that, upon conversion or redemption of the Convertible Notes, New Shire ordinary shares or ADSs will be issued in lieu of Shire ordinary shares or ADSs. New Shire also will guarantee certain authorized but unissued preference shares issuable by Shire Finance and presently guaranteed by Shire.

Also in connection with the Restructuring, certain of Shire's stock-based benefit plans will be amended to provide that New Shire ordinary shares will be issued upon exercise of any options or payment of any other stock-based amounts to reflect the substitution of New Shire shares for Shire ordinary shares. Such amendments will not affect the number of shares covered by the award or their exercise price, but will merely reflect the substitution of New Shire as the issuer of the shares subject to the award.

(b) Section 3(a)(10) of the Securities Act

Section 3(a)(10) of the Securities Act provides an exemption from the registration requirements of the Securities Act for, in relevant part, "any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests . . . where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court." We are of the opinion, in reliance on the advice of Shire's English counsel and on prior interpretive guidance issued by the Staff, that the Scheme of Arrangement will satisfy the prerequisites to qualifying for a Section 3(a)(10) exemption enumerated in a number of no-action letters and in Revised Staff Legal Bulletin No. 3 (CF), October 20, 1999 ("**Staff Bulletin No. 3**"). *See Hanson PLC and Hanson Building Materials PLC no-action letter (available October 9, 2003) ("**Hanson**"); B.A.T. Industries plc no-action letter (available May 13, 1998) ("**B.A.T. Industries**"); Dalgety PLC no-action letter (available April 15, 1998)*

*("**Dalgety**"); Guinness PLC no-action letter (available October 31, 1997) ("**Guinness**"); Ashanti Gold Fields Company Limited no-action letter (available October 17, 1996);* and *Lucas Industries plc no-action letter (available August 20, 1996) ("**Lucas**").* Under the Scheme of Arrangement, Shire shares (other than the new ordinary shares to be issued to New Shire) will be cancelled and new ordinary shares of New Shire will be issued in exchange therefor. The Scheme of Arrangement becomes effective only if it is sanctioned by the High Court after a hearing at which all the registered holders of Shire shares have the right to appear and be heard. Before and at the hearing by the High Court of the petition to sanction the Scheme of Arrangement, the High Court will be advised that its sanctioning of the Scheme of Arrangement will be relied upon by Shire to provide an exemption from the registration requirements of the Securities Act pursuant to Section 3(a)(10). The Staff has confirmed in Staff Bulletin No. 3 that the term "any court" in Section 3(a)(10) includes a foreign court. In addition, prior no-action letters of the Staff addressing Section 3(a)(10) have expressly confirmed that a scheme of arrangement and the required hearings under Section 425 of the Companies Act 1985 satisfy the requirements of Section 3(a)(10). *See Hanson; B.A.T. Industries; Dalgety; Guinness;* and *Lucas.*

Although holders of Shire ADSs will not have the right to attend the shareholder meetings or court hearings convened to consider and approve the Scheme of Arrangement, they will be given the opportunity to direct the record holder of the Shire shares (which is a nominee of the depositary) underlying their Shire ADSs how to vote at the relevant shareholder meetings. In addition, holders of Shire ADSs could present American Depositary Receipts evidencing their Shire ADSs for cancellation and delivery of Shire Shares to enable them to attend the shareholder meetings and court hearing. Thus, even if holders of Shire ADSs were considered "persons to whom it is proposed to issue securities" for purposes of Section 3(a)(10), their inability to appear in that capacity at the court hearing should not affect the availability of the Section 3(a)(10) exemption.

Based on the foregoing and in reliance on the advice of Shire's English counsel, it is our opinion that the High Court hearing should be regarded as a hearing upon the fairness of the terms of the Scheme of Arrangement to holders of Shire ordinary shares within the meaning of Section 3(a)(10) of the Securities Act and that the Scheme of Arrangement may be effected without compliance with the registration requirements of the Securities Act, in reliance upon the exemption from such requirements provided by Section 3(a)(10) thereof. We are not requesting the Staff's confirmation of our opinion regarding the availability of the exemption provided by Section 3(a)(10).

III. Discussion

(a) Rule 414

Shire requests confirmation that the Staff will not recommend enforcement action if, after the Reorganization, where appropriate, New Shire makes use of Shire's effective registration statements. Rule 414 states in relevant part that "if any issuer . . . has been succeeded by an issuer . . . for the purpose of changing its form of organization, the registration statement of the predecessor issuer shall be deemed the registration statement of the successor issuer . . ." provided that: (a) immediately prior to the succession the successor issuer had no assets or liabilities other than nominal assets or liabilities; (b) the succession was effected by a merger or similar succession pursuant to statutory provisions or the terms of the organic instruments under which the successor acquired all of the assets and assumed all of the liabilities and obligations of the predecessor issuer; (c) the succession was approved by the security holders of the predecessor issuer at a meeting for which proxies were solicited pursuant to Section 14(a) of the Exchange Act or information was furnished to security holders pursuant to Section 14(c) of the Exchange Act; and (d) the successor has filed an amendment to the registration statement of the predecessor issuer expressly adopting such statement as its own registration statement for all purposes of the Securities Act and the Exchange Act and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statement from being misleading in any material respect, and such amendment has become effective.

New Shire will comply with subsection (a) of Rule 414 because it will have only nominal assets and liabilities immediately prior to the succession. New Shire will satisfy the requirements of subsection (b) of Rule 414 insofar as it will indirectly succeed in a statutory succession to all of Shire's assets and liabilities by Shire becoming a subsidiary of New Shire. We note that the Staff has granted relief in cases where, as will be the case with New Shire, the successor had on a consolidated basis the same assets and liabilities of the predecessor following analogous reorganizations. *See Aether; Matria; TNCL; Johnson; Russell; Ampco-Pittsburgh; Crown, Cork & Seal Company, Inc. no-action letter (available February 25, 2003) ("**Crown Cork**"); Reuters Holdings PLC and Reuters Group PLC no-action letter (available February 17, 1998) ("**Reuters**");* and *Reliant.*

New Shire will substantially comply with subsection (c) of Rule 414 because, even through the shareholders will not be approving the Reorganization through the proxy process under Section 14(a) of the Exchange Act and Regulation 14A promulgated thereunder (Shire being exempt therefrom pursuant to Rule 3a12-3 under the Exchange Act), shareholders will be voting on the Reorganization pursuant to the English law counterpart of the proxy process. All of the Shire shareholders have been sent the shareholders' circular and prospectus containing information substantially similar to that required in a proxy statement complying with the requirements of Regulation 14A. We note that in *Reuters*, the Staff permitted a foreign private issuer undertaking a similar Scheme of Arrangement to rely on Rule 414. In *Reuters*, the no-action request to the Staff asserted that:

> To require compliance with the Exchange Act proxy rules would preclude foreign private issuers, which are not otherwise subject to such rules, from relying on Rule 414. This would result in disparate treatment of foreign private issuers, which as a matter of policy we believe is unwarranted where, as here, the issuer's home jurisdiction provides for preparation of a shareholders' circular and proxy procedures substantially similar to the Exchange Act proxy rules. Furthermore, such an interpretation would result in the incurrence of substantial expense in connection with filing new registration statements with no apparent benefit to be derived from such filings. [footnotes omitted]

We are of the opinion that the rationale for such treatment provided in the Reuters no-action request also is applicable here. See also *TNCL*; *Hanson* and *Crown Cork* (disclosure pursuant to a proxy or information statement substantially complying with the requirements of Regulation 14A or 14C not required).

In addition, in Interpretation 72 under Section B (Securities Act Rules) included in the July 1997 *Division of Corporation Finance Manual of Publicly Available Telephone Interpretations*, the Staff permitted reliance on Rule 414 where a company was not subject to Section 14 of the Exchange Act but a proxy or information statement was prepared and votes solicited substantially in accordance with Section 14 of the Exchange Act. The Staff has adopted a similar standard in connection with "spin-offs" and other distributions involving non-U.S. issuers. *See, e.g., Industriforvaltnings AB Kinnevik no-action letter (available May 23, 1997);* and *The National Grid Holding plc no-action letter (available November 28, 1995).*

Finally, in accordance with subsection (d) of Rule 414, subject to the grant of relief requested hereby, New Shire undertakes to file post-effective amendments to the registration statements of Old Shire expressly adopting such statements as its own registration statements for all purposes of the Securities Act and the Exchange Act and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statements from being misleading in any material respect, and to take such actions as will be required to cause such amendments to become effective.

Based upon the foregoing, it is our opinion that New Shire should be deemed to be the successor issuer to Shire under Rule 414. We respectfully request that you concur with our opinion.

(b) Forms S-3, S-4 and S-8

We request confirmation that the Staff will not recommend enforcement action if or agrees with our interpretation that New Shire may consider the status of Shire prior to the consummation of the Reorganization in determining whether the requirements for the use of Forms S-3, S-4 and S-8 under the Securities Act are met by New Shire as a successor registrant.

A successor registrant will be deemed to have met the requirements for eligibility to use Form S-3 set forth in General Instructions I.A.1, 2 and 3 and 5 to Form S-3 if (1) its predecessor and the successor registrant, when taken together, meet such conditions; (2) the succession was primarily for the purpose of changing the state or other jurisdiction of incorporation of the predecessor or forming a holding company; and (3) the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor. In accordance with General Instruction I.A.7 to Form S-3, New Shire will be created primarily for the purpose of forming a holding company, the consolidated assets and liabilities of New Shire immediately after the effective time of the Reorganization (the "**Effective Time**") will be substantially the same as the consolidated assets and liabilities of Shire immediately prior thereto and New Shire will succeed to Shire as the new public holding company for the consolidated group. As a consequence of the Reorganization, New Shire will represent substantially the same consolidated financial position and total enterprise value as Shire immediately prior to the Reorganization. The Staff has agreed with this position in a number of no-action letters in which the successor registrant was a private issuer seeking the use of Forms S-3 and S-4. *See Aether; Matria; TNCL; Johnson; Bookham Technology plc and Bookham, Inc. no-action letter (available September 22, 2004) ("**Bookham**"); Russell; Weatherford; Washington Mutual Savings Bank no-action letter (available August 22, 1994); Northwest Airlines Corporation no-action letter (available December 16, 1998) ("**Northwest**");* and *Crown Cork*. Accordingly, we are of the opinion that the activities of Shire prior to the Reorganization should be considered in determining whether New Shire "meets the requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-4 under the Securities Act.

Similarly, we request confirmation that the Staff will not recommend enforcement action if New Shire relies on the prior activities and annual reports of Shire in determining whether it shall be deemed to have met the requirements of paragraph 1 of General Instruction A to Form S-8. The Staff has on previous occasions permitted a holding company to take into account its predecessor's reporting history under the Exchange Act in determining such holding company's eligibility to use Form S-8. See, e.g., *Matria; TNCL*; *Johnson; Bookham; Hanson*; *Weatherford* and *Nabors*. Based on the foregoing, it is our opinion that New Shire should be allowed to consider the status of Shire prior to the Reorganization in determining whether the requirements for the use of Form S-8 are met.

(c) Rule 144(c)(1), (d) and (e)

We recognize that affiliates of New Shire who desire to sell New Shire ordinary shares, absent registration under the Securities Act, must sell those shares pursuant to Rule 144 or some other applicable exemption. In order for Rule 144 to be available to the affiliates of New Shire, the requirements of subparagraph (c)(1) thereof must be satisfied. Rule 144(c) requires that, in order for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. Pursuant to Rule 144(c)(1), this requirement will be deemed to be satisfied where the issuer (i) has securities registered pursuant to Section 12 of the Exchange Act, (ii) has been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of the securities, and (iii) has filed all of the reports required to be filed by it under Section 13 for the 12 months preceding such sale (or for such shorter period that it was required to file such reports).

The purpose of Rule 144(c)(1), like the reporting requirements for Form S-3, is to insure that adequate, detailed information about the registrant and its securities is available for public inspection. Although a literal application of Rule 144(c)(1) would prevent affiliates of New Shire from utilizing Rule 144 during the first 90 days after the Effective Time, we are of the opinion, for the reasons and based upon the circumstances stated below, that New Shire should be entitled to take the prior activities of Shire into account for purposes of satisfying Rule 144(c)(1) eligibility requirements. In this instance, the information to be furnished to the public concerning New Shire would be adequate and current. Shire has been a reporting company under the Exchange Act for many years. All reports required to be filed by Shire under the Exchange Act have been timely filed or will be timely filed prior to the Reorganization, including a current report on Form 8-K with respect to Shire's consummation of the Reorganization. Similarly, New Shire will be subject to the reporting requirements of Section 13 of the Exchange Act following the Reorganization. New Shire will have substantially the same assets, businesses, management and operations as Shire prior to the Reorganization. Therefore, strict compliance with the 90 day waiting period is not necessary to effectuate the purpose of the Rule in light of the comprehensive disclosures in prior Exchange Act reporting and the continuing reporting that will be made by New Shire (on a consolidated basis). The Staff has taken similar positions in the context of comparable transactions. *See, e.g., Aether; Matria; Johnson; Russell; Ampco-Pittsburgh; Nabors; Reliant; IPC.* We respectfully request that you concur in our opinion that the prior reporting history of Shire may be taken into account in determining whether New Shire has complied with the public information requirements of Rule 144(c)(1).

For the same reasons, we conclude that, for purposes of Rule 144, the most recent report or statement published by Shire prior to the Reorganization and the average weekly reported volume of trading in Shire ordinary shares and ADSs during the time periods specified in Rule 144(e)(1) occurring immediately prior to the Reorganization may be taken into account by holders of New Shire ordinary shares and ADSs in determining the applicable limitation on the amount of New Shire ordinary shares and ADSs which may be sold in compliance with Rule 144(e)(1) and (2). The Staff has taken a similar position with respect to Rule 144 in the context of comparable transactions. *See, e.g., Johnson; Nabors; IPC* and *El Paso*.

Rule 144(d) requires that a period of one year elapse between the later of the date of the acquisition of unregistered securities and any sale of such securities in reliance on Rule 144. In addition, Rule 144(k) requires that a period of two years (calculated in accordance with Rule 144(d)) elapse between the later of the date of the acquisition of unregistered securities and any resale of such securities in reliance on Rule 144(k). The holding period requirements of Rule 144(d)(1) are intended to assure that persons holding restricted securities have assumed the economic risks of investment, and therefore, are not acting as conduits for the sale to the public of unregistered securities, directly or indirectly, on behalf of the issuer. *See Preliminary Note to Rule 144.* The Staff has consistently taken the position that tacking of holding periods is permitted where a holding company was created to become the parent of a pre-existing company. *See, e.g., Aether; M-Wave, Inc. no-action letter (available July 30, 1993);* and *Morgan, Olmstead, Kennedy & Gardner Capital Corp. no-action letter (available January 8, 1988) ("**Morgan Olmstead**").*

Rule 144(d)(3)(i) expressly permits tacking of the holding periods in a recapitalization and provides that securities acquired from an issuer, pursuant to a recapitalization, shall be deemed to have been acquired at the same time as the securities which were surrendered in connection with the recapitalization. While the term "recapitalization" is not defined in Rule 144, the Staff has in the past taken the position that tacking is permitted in connection with the creation of a holding company structure if: (i) the holding company stock was issued solely in exchange for the operating company's common stock; (ii) securities holders received securities of the same class and in the same proportions as exchanged; (iii) the holding company is newly formed and had no significant assets except operating company securities immediately after the transaction and, at that time, had substantially the same assets and liabilities on a consolidated basis as those of the operating company immediately prior to the transaction; and (iv) the rights and interests of common stockholders in the holding company are substantially the same as the rights and interests of common stockholders in the operating company. The Staff has previously concluded that tacking was permitted for purposes of Rule 144(d) when the reorganization constituted a "recapitalization." *See, e.g., Aether; El Paso; Masada Security Holdings, Inc. no-action letter (available December 5, 1996);* and *Morgan, Olmstead. See also Securities Act Release No. 33-6806, note 209 (available October 25, 1988).*

We are of the opinion that the Reorganization should be viewed as a "recapitalization" for purposes of Rule 144 because the Reorganization satisfies each of the prongs set forth by the Staff: (i) New Shire ordinary shares will be issued solely in exchange for Shire ordinary shares; (ii) the shareholders of Shire will receive voting ordinary shares in New Shire on a proportional basis; (iii) New Shire was recently formed, has no significant assets and following the Reorganization on a consolidated basis, will have substantially the same assets and liabilities as Shire will have immediately prior to the Reorganization; and (iv) the rights of shareholders of both companies are substantially the same and the shareholders will continue to bear the economic risks of their investment. No consideration for the New Shire ordinary shares will be paid by the shareholders of Shire ordinary shares. The end result of the Reorganization is a holding company structure without a change in proportional ownership or economic risk among the shareholders, which are essential elements to permit tacking. Based on the foregoing, we are of the opinion that New Shire shareholders should be permitted to tack the periods during which they held Shire ordinary shares for purposes of satisfying the holding period requirements calculated under subsection (d) of Rule 144.

Accordingly, we respectfully request confirmation that the Staff will not recommend enforcement action if Shire's prior reporting activities and the most recent report or statement published by Shire prior to the Reorganization and the average weekly reported trading volume in Shire ordinary shares during the time periods specified in Rule 144(e)(1) are taken into account in determining whether New Shire has complied with the public information requirements of Rule 144(c)(1) and the limitation on the amount of securities that may be sold pursuant to Rule 144(e). In addition, we respectfully request confirmation that the Staff concur in our opinion that the holders of New Shire ordinary shares should be permitted to tack the periods during which they held Shire ordinary shares for purposes of satisfying the holding period requirements calculated under Rule 144(d).

(d) Rule 12g-3(a)

Rule 12g-3(a) under the Exchange Act provides that, where in connection with a succession by an exchange of securities, securities of an issuer that are not already registered under Section 12 of the Exchange Act (such as New Shire ordinary shares) are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) or 12(g) (such as the Shire ordinary shares), then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12. In such a case, Rule 12g-3(f) requires the issuer of the stock deemed registered under Rule 12g-3(a) to indicate in the Form 8-K filed in connection with the succession the paragraph of Section 12 under which the class of securities of the successor issuer is deemed issued.

A "succession" is defined in Rule 12b-2 as the direct acquisition of assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer. This presents substantially the same issue with respect to New Shire's acquisition of the outstanding Shire ordinary shares as that posed by the similar language of Rule 414, discussed above. Consistent with the analysis presented in connection with Rule 414(b) above, it is our opinion that succession by New Shire, on a consolidated basis, to all of the assets and liabilities of Shire, is consistent with the definition under Rule 12b-2 since New Shire will acquire all relevant assets indirectly by reason of its ownership of all outstanding Shire ordinary shares and its indirect ownership of the capital stock of Shire's current subsidiaries. The Staff has taken a similar position with respect to Rules 12b-2 and 12g-3 in the context of holding company structure formation transactions. *See, e.g., Aether; Matria; TNCL; Johnson; Russell; Ampco-Pittsburgh; Weatherford; Nabors; Reliant; NUI; IPC; Northwest; Central Maine;* and *Payless*. Based upon the foregoing, it is our opinion that New Shire may rely on Rule 12g-3 under the Exchange Act to register the New Shire ordinary shares under the Exchange Act.

We respectfully request confirmation that the Staff will not recommend enforcement action if New Shire relies on Rule 12g-3(a) to register the New Shire ordinary shares under the Exchange Act.

(e) Schedules 13D and 13G

We request confirmation that the Staff will not recommend enforcement action if persons who have filed statements on Schedule 13D or 13G reporting ownership interests in Shire ordinary shares do not file any additional or amended statements or forms, but note in their next subsequent filing after the Reorganization that New Shire is the successor issuer to Shire.

Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder require that a person who acquires more than five percent of an equity security registered pursuant to Section 12 of the Exchange Act file a statement on Schedule 13D or 13G. Section 13(d)(2) of the Exchange Act and Rule 13d-2 thereunder require the Schedule 13D to be amended promptly when material changes in ownership occur and require the Schedule 13G to be amended within 45 days of the end of each calendar year. Immediately following the Reorganization, New Shire will represent the same company on a consolidated basis as did Shire immediately prior to the Reorganization. Consequently, any person who, prior to the Reorganization, filed a Schedule 13D or 13G for Shire shares should not be required to file a new or amended Schedule 13D or 13G, provided that they state in their next amendment to Schedule 13D or 13G that New Shire is deemed the successor corporation to Shire for purposes of filings under Section 13(d). The Staff has agreed with this position in a number of no-action letters. *See Aether; Matria; TNCL; Johnson; Ampco-Pittsburgh; Weatherford, Crown Cork; Nabors;* and *Reliant.* Shire will deliver written notification of the foregoing requirement to such applicable persons who have filed, as of the date of the Reorganization, Schedules 13D or 13G or to those persons authorized to receive notices and communications on their behalf. Based on the foregoing, it is our opinion that amended Schedules 13D or 13G should not be required to be filed as a result of the issuance of ordinary shares of New Shire in exchange for ordinary shares of Old Shire in the Reorganization.

(f) Supplemental Indentures; Securities Act and Trust Indenture Act

New Shire will guarantee the Convertible Notes and will enter into a supplemental indenture with Shire Finance, Shire and the trustee with respect to the indenture governing the Convertible Notes (the "**Indenture**") that will provide for the unconditional guarantee by New Shire of all of Shire Finance's liabilities and obligations under the Convertible Notes, including the due and punctual payment of the principal of (and premium, if any) and interest on the Convertible Notes.

New Shire will deliver to the trustee an opinion of counsel that the indenture governing the Convertible Notes authorizes the trustee to enter into such supplemental indenture with respect thereto without the vote or consent of the holders of such Convertible Notes for the purposes of evidencing the guarantee of Shire's obligations thereunder.

Section 2(a)(3) of the Securities Act states that the "sale" of a security must involve some disposition "for value." Under the terms of the Indenture, no holder of a Convertible Note, in its capacity as such, will have any right to vote upon or contest the Reorganization, the guarantee of the obligations under such Indenture by New Shire or the execution of the supplemental indenture in connection with the New Shire guarantee. As a result, such holders are not making a "new" investment decision with respect to a new security. Further, holders of these securities are not paying any consideration or giving up any rights or anything else of value in order to obtain the guarantee, which would be given at the election of New Shire. Accordingly, there is no "sale" within the meaning of Section 2(a)(3) of the Securities Act and, therefore, no requirement to register the offering, sale or delivery of such guarantee. *See Matria; Reliant; El Paso;* and *Halliburton.*

For the same reasons, the New Shire guarantee will not constitute a "sale" within the meaning of Section 303(2) of the Trust Indenture Act, which adopts the definition of "sale" contained in Section 2(a)(3) of the Securities Act. Accordingly, qualification of the supplemental indenture is not required under the Trust Indenture Act. *See Matria; Reliant;* and *El Paso.*

New Shire also will guarantee certain authorized but unissued preference shares issuable by Shire Finance and presently guaranteed by Shire. No vote or consent of Shire security holders will be sought, and no consideration will be paid to New Shire, in connection with the issuance of the additional guarantee of the preference shares by New Shire.

We request that the Staff concur with our opinion that New Shire's guarantee of the Convertible Notes and the preference shares in connection with the Reorganization and the execution of the supplemental indenture will not involve an "offer," "offer to sell," "offer for sale" or "sale" as those terms are defined in Section 2(a)(3) of the Securities Act and as those definitions are incorporated by reference into Section 303(2) of the Trust Indenture Act and, therefore, that registration of the guarantees is not required under the Securities Act nor is qualification of the supplemental indenture required under the Trust Indenture Act.

(g) Section 4(3) Prospectus Delivery Requirement

Rule 174(b) under the Securities Act provides that no prospectus need be delivered pursuant to Section 4(3) of Securities Act if the issuer is a reporting company under the Exchange Act immediately prior to the filing of the registration statement. Shire has been a reporting company under the Exchange Act for many years. New Shire will, immediately after the effective time of the Reorganization, have, on a consolidated basis, substantially the same assets, liabilities, business and operations as Shire had, on a consolidated basis, immediately before the Effective Time, and will be the successor to Shire. The Staff has permitted reliance on Section 4(3) in the context of holding company structure formation transactions. *See, e.g., Weatherford; Nabors; Reliant; T. Rowe Price; Central Maine; Startec; Payless;* and *PS Group, Inc. no-action letter (available January 25, 1996).* Based upon the foregoing, it is our opinion that New Shire should be exempt from the prospectus delivery requirement of Section 4(3) of the Securities Act by reason of Rule 174(b). We acknowledge that Rule

174 does not affect the prospectus delivery obligations of dealers acting as underwriters or the prospectus delivery obligations of a broker or dealer under Exchange Act Rule 15c2-8.

Based upon the foregoing, we respectfully request that the Staff concur with our opinion that the prospectus delivery requirements of Section 4(3) of the Securities Act will not apply to New Shire.

* * *

For the reasons set forth above, we respectfully ask for your concurrence with our conclusions as stated above. If for any reason you do not agree with our conclusions as stated above, we would gratefully appreciate the opportunity to discuss by telephone any questions or comments members of the Staff may have regarding our requests contained herein, prior to any written response to this letter.

Please do not hesitate to contact me at 011 44 20 7418 1320, Julia Cowles at 011 44 20 7418 1336 or Matthew Goldin at 011 44 20 7418 1424 with your questions, comments or requests for additional information.

Very truly yours,



David M. Wells